Exhibit (e)(42)

May 7, 2017

Thomas Linko

c/o Kate Spade & Company

2 Park Avenue

New York, New York 10016

Dear Mr. Linko,

As you know, Kate Spade & Company (the “Company”) intends to enter into an Agreement and Plan of Merger with Coach, Inc. (“Parent”) and a wholly-owned subsidiary of Parent (the “Purchaser”) (as amended, modified, and supplemented from time to time, the “Merger Agreement”) for the purpose of effecting a merger of the Company and the Purchaser, with the Company as the surviving corporation in the merger (the “Merger”).

In consideration for your continued employment following the Merger, the sufficiency of which the parties acknowledge, and consistent with the terms of the Merger Agreement and the related Company Disclosure Letter, you and the Company acknowledge and agree that if your employment is not terminated for Cause (as defined in your Executive Severance Agreement dated as of January 1, 2017 (the “ESA”), as amended by the letter agreement between the Company and you dated May 7, 2017 (the “Waiver Letter”), and you do not resign without Good Reason (as defined in the ESA and as amended by the Waiver Letter), prior to the end of the Waived Good Reason Period (as defined in the Waiver Letter), you will be paid a bonus equal to $500,000 (the “Deal Completion Bonus”).  The Deal Completion Bonus shall be paid to you in a single lump sum no later than 30 days following your termination date.

For the avoidance of doubt, if your employment is terminated by Parent or the Company without Cause, or you terminate your employment for Good Reason, during the Waived Good Reason Period, you will be paid the Deal Completion Bonus within 30 days following your termination date.

This letter will be governed by, and construed in accordance with, the laws of the State of New York.  This letter may be executed in counterparts each of which will constitute an original and all of which, when taken together, will constitute one agreement.

In the event the Merger Agreement is terminated without the Merger being consummated, this letter shall become null and void and be of no further force and effect.

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Sincerely,

Kate Spade & Company

By:	/s/ Timothy F. Michno
Name:	Timothy F. Michno
Title:	General Counsel

Accepted and Agreed:

/s/ Thomas Linko
Thomas Linko

[signature page to deal completion bonus letter]